UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **May 7, 2003**

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**0-10306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Item 7. Financial Statements and Exhibits

(c) Exhibits.

Exhibit
No.   **Description of Document**

   99.1   Press Release of Registrant, dated May 7, 2003, announcing 2003 first quarter record operating results.

Item 9. Regulation FD Disclosure.

(The information below is being provided under Item 12. "Results of Operations and Financial Condition.").

On May 7, 2003, Independence Holding Company issued a press release announcing 2003 first quarter record operating results. The press release is furnished herewith as an exhibit and incorporated herein by reference.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

<u>/s/ *Teresa A. Herbert*</u>   Date: <u>May 9, 2003</u>
Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT:**   **TERESA A. HERBERT**
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   **www: Independenceholding.com**
NASDAQ – INHO

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2003 FIRST QUARTER RECORD OPERATING RESULTS

Stamford, Connecticut, May 7, 2003. Independence Holding Company ("IHC") (NASDAQ: INHO) today reported record 2003 first quarter operating results.

Operating Results

Net income increased 12% to $4,437,000, or $.56 per share, diluted, for the first quarter of 2003 from $3,949,000, or $.49 per share, diluted, for the first quarter of 2002. Net income from operations (excluding net securities gains) increased 10% in the first quarter of 2003 to $4,216,000, or $.53 per share, diluted, compared to $3,832,000, or $.48 per share, diluted, for the first quarter of 2002. Revenues increased 6% to $42,490,000 from $39,928,000.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "In 2002, we reported record net income from operations (excluding net securities gains and losses) and an all time high book value per share. We are gratified that we have begun 2003 with record quarterly operating results. Once again, we have been able to expand the distribution of our medical stop-loss business while maintaining favorable loss ratios through disciplined underwriting. IHC completed its tender for 1 million shares of the common stock of our investment in American Independence Corp. (NASDAQ: AMIC) on April 22, 2003, and we now own approximately 32% of its outstanding shares. AMIC is an insurance holding company that owns three managing general underwriters that produce business for, and a reinsurer that assumes business from, Standard Security Life and Madison National Life. We are pleased with our first quarter performance, and we remain quite optimistic as to our operating results for the remainder of this year."

Stockholders' Equity/Book Value

IHC's book value per share increased at March 31, 2003 to $20.03 per share from $19.84 per share at December 31, 2002. IHC marks-to-market all of its fixed income securities; as a result, interest rate changes impact, positively and negatively, stated stockholders' equity. IHC has approximately 220,000 shares available for purchase under its previously announced buy back program, and anticipates continuing to acquire shares in the market and in private purchases as it deems appropriate.

IHC is a holding company engaged principally in the life and health insurance business and the acquisition of blocks of policies through Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc. Standard Life markets medical stop-loss, long-term and short-term disability, group life and managed health care products. Madison Life sells group life and disability, medical stop-loss, credit life and disability and individual life insurance.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY
FIRST QUARTER REPORT
MARCH 31, 2003

(In Thousands Except Per Share Data)

	Three Months Ended March 31,	
	2003	**2002**
Revenues	$42,490	$ 39,928
Net Income:		
Net income from operations (excluding net securities gains)	$ 4,216	$ 3,832
Net securities gains	221	117
Net income	$ 4,437	$ 3,949
Basic Income Per Common Share:		
Net income from operations	$ .54	$ .49
Net securities gains	.03	.02
Net income	$ .57	$ .51
Weighted average basic common shares	7,816	7,790
Diluted Income Per Common Share:		
Net income from operations	$ .53	$ .48
Net securities gains	.03	.01
Net income	$ .56	$ .49
Weighted average diluted common shares	7,956	7,989

NOTES:

Net income from operations consists of net income excluding after-tax securities gains and losses. The Company excludes after-tax securities gains and losses as fluctuations in such items are a result of changes in interest rates and management discretion and are not always reflective of the Company's core insurance operations.

As of March 31, 2003, there were 7,787,705 common shares outstanding, net of treasury shares.